Nautilus Marine Acquisition Corporation Announces Closing of
$48,000,000 Initial Public Offering

NEW YORK, NY, July 20, 2011. Nautilus Marine Acquisition Corp. (the "Company") (NASDAQ: NMARU), a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business, today announced that it has closed its initial public offering for gross proceeds of $48,000,000. The Company sold 4,800,000 units at a price of $10.00 per unit. Each unit issued in the initial public offering consisted of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $11.50 per share. In addition the Company has granted the underwriter a 45 day over-allotment option to purchase up to an additional 720,000 units.

The Company is a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business.

Initially, the units will be the only security trading. The Company’s units began trading on the NASDAQ Capital Market under the symbol “NMARU” on July 15, 2011. The common stock and warrants comprising the units will begin separate trading on September 9, 2011 (or such earlier date as the representative of the underwriters may permit), subject to the Company’s filing a Current Report on Form 6-K with the Securities and Exchange Commission containing an audited balance sheet reflecting its receipt of the gross proceeds of the offering and issuing a press release announcing when such separate trading will begin.

The Company has deposited $48,480,000 (including $2,331,000 from a private placement of 3,108,000 warrants at a price of $0.75 per warrant to the Company’s sponsor), or approximately $10.10 per share, into a trust account maintained by Continental Stock Transfer & Trust Company acting as the trustee. The funds will not be released from the trust account except under certain limited circumstances as described in the prospectus relating to the offering.

Maxim Group LLC acted as the sole book-running manager and sole representative for the underwriters. EarlyBirdCapital, Inc. and Chardan Capital Markets, LLC acted as co-managers of the offering. Ellenoff Grossman & Schole LLP acted as counsel to the Company and Lowenstein Sandler P.C. acted as legal counsel to the underwriters.

A registration statement relating to these units and the underlying securities was declared effective by the Securities and Exchange Commission on July 14, 2011. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.  Copies of the final prospectus relating to the offering can be obtained from the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, copies of the prospectus related to this offering may be obtained from Maxim Group LLC, 405 Lexington Ave, New York, NY 10174, (800) 724-0761.

Investor Relations Contact:

Matthew Abenante
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, N.Y. 10169
Tel. (212) 661-7566
Email: mabenante@capitallink.com